UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Southern States Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

843878307

(CUSIP Number)

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843878307	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Davis Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 768,571
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 768,571
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 843878307	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Davis Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 768,571[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 768,571
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Shares reported in this table are held by Davis Partnership, L.P., of which the Reporting Person is the sole general partner.

CUSIP No. 843878307	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Lansing A. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 768,571[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 768,571
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Shares reported in this table are held by Davis Partnership, L.P. The Reporting Person is the managing member of Davis Capital Partners, LLC, the sole general partner of Davis Partnership, L.P.

CUSIP No. 843878307	Page 5 of 7 Pages

ITEM 1(a).	NAME OF ISSUER

Southern States Bancshares, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

615 Quintard Ave.
Anniston, AL 36201

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Lansing A. Davis, Davis Capital Partners, LLC, a Delaware limited liability company (the “General Partner”), and Davis Partnership, L.P., a Delaware limited partnership (the “Fund” and, together with Mr. Davis and the General Partner, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 3 Harbor Drive, Suite 301, Sausalito, CA 94965.

ITEM 2(c).	CITIZENSHIP

The Fund is a Delaware limited partnership; the General Partner is a Delaware limited liability company; and Mr. Davis is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $5.00 per share (the “Common Stock”).

ITEM 2(e).	CUSIP NUMBER

843878307

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by each Reporting Person: 768,571 shares of Common Stock.

(b)	Percent of class beneficially owned by each Reporting Person: 8.5%.

(c)	Number of shares as to which each of the Fund, the General Partner and Mr. Davis has (i) the sole power to vote or direct the vote of: 768,571, (ii) the shared power to vote or to direct the vote of: 0, (iii) the sole power to dispose or to direct the disposal of: 768,571, and (iv) the shared power to dispose or to direct the disposal of: 0.

CUSIP No. 843878307	Page 6 of 7 Pages

The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 9,012,857 shares of Common Stock issued and outstanding as of August 20, 2021 according to information provided by the Issuer to the Reporting Persons.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 843878307	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 23, 2021

Davis Partnership, L.P.

By:	Davis Capital Partners, LLC,
its General Partner

By:	/s/ Lansing A. Davis
Lansing A. Davis
Managing Member

Davis Capital Partners, LLC

By:	/s/ Lansing A. Davis
Lansing A. Davis
Managing Member

Lansing A. Davis

/s/ Lansing A. Davis
Lansing A. Davis

CUSIP No. 843878307

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of August 23, 2021, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Southern States Bancshares, Inc., an Alabama corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Davis Partnership, L.P.

By:	Davis Capital Partners, LLC,
its General Partner

By:	/s/ Lansing A. Davis
Lansing A. Davis
Managing Member

Davis Capital Partners, LLC

By:	/s/ Lansing A. Davis
Lansing A. Davis
Managing Member

Lansing A. Davis

/s/ Lansing A. Davis
Lansing A. Davis